MEMBERS Life Insurance Company

Ross D. Hansen
Associate General Counsel
Office of General Counsel
Phone:	608.665.7416
Fax:	608.236.7548
E-mail: ross.hansen@cunamutual.com

August 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:	MEMBERS Life Insurance Company
CUNA Mutual Group Zone Income Annuity
Registration Statement on Form S-1
File No. 333-228894

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are filing this letter as correspondence to Pre-Effective Amendment No. 1 (the “Amendment”) to the Form S-1 registration statement referenced above (the “Registration Statement”) for certain Single Premium Deferred Modified Guaranteed Index Annuity Contracts (the “Contracts”). The Amendment is complete and responds to all oral comments received by the Company’s outside counsel from the staff (the “Staff”) of the Securities and Exchange Commission’s on February 25, 2019, July 15, 16, 22, 2019 and August 5, 2019 and received by internal counsel for the Company on July 8 and 9, 2019.

Requests for acceleration of the effective date of the Amendment from the Company and principal underwriter of the Contracts accompany this filing and request an effective date of August 16, 2019 or as soon thereafter as reasonably practicable. If you have any questions regarding the Amendment, please contact the undersigned at 608-665-7416 or our counsel Thomas Bisset at 202-383-0118.

Sincerely,

/s/ Ross D. Hansen
Ross D. Hansen

cc:	Ms. Elisabeth Bentzinger
Mr. Thomas Bisset